Exhibit 12
WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended June 30,			Six Months Ended June 30,
	2015		2014	2015	2014
(Loss) income from continuing operations	$(2,886)		$1,368	$26,512	$(897)
Additions:
Fixed charges
Interest expense	14,700		14,985	30,048	29,515
Capitalized interest	120		461	459	854
	14,820		15,446	30,507	30,369
Deductions:
Capitalized interest	(120)		(461)	(459)	(854)
Net loss attributable to noncontrolling interests	340		7	448	7
Adjusted earnings	12,154		16,360	57,008	28,625
Fixed charges (from above)	$14,820		$15,446	$30,507	$30,369
Ratio of earnings to fixed charges	0.82	(1)	1.06	1.87	0.94	(1)
(1) Due to Washington REIT's loss from continuing operations during the 2015 Quarter and 2014 Period, the earnings to fixed charges ratio was less than 1:1. Washington REIT must generate additional earnings of $2.7 million in the 2015 Quarter and $1.7 million in the 2014 Period to achieve a ratio of 1:1.